Exhibit 99.1

Franco-Nevada To Release 2014 Results And Provide Outlook

2014 Results Release:	March 25th after market close
Conference Call and Webcast:	March 26th 10:00 am ET
Dial-in Numbers:	Toll-Free: 1-888-231-8191
International: 647-427-7450

Webcast: A live audio webcast will be accessible at www.franco-nevada.com

A conference call replay will be available until April 2nd, 2015 at the following numbers:

Local: 416-849-0833; Toll-Free: 1-855-859-2056; Pass code: 66544522

To coincide with the 2014 results, Franco-Nevada will also have available its 2015 Asset Handbook

For more information, please go to our website at www.franco-nevada.com or contact:

Stefan Axell
Director, Corporate Affairs
416-306-6328 info@franco-nevada.com